Exhibit 99.1

AKSO HEALTH GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for shares)

		As of September 30,	As of March 31,
	Note	2024	2024
		USD	USD
ASSETS
Current assets
Cash and cash equivalents		$91,367,333	$85,174,017
Accounts receivable, net	4	408,234	—
Prepayments and other assets, net	5	8,241,570	402,899
Inventories	6	196,724	191,201
Prepaid consideration		—	56,250,000
Total current assets		100,213,861	142,018,117
Non-current assets
Provisional goodwill	7	112,500,000	—
Property and equipment, net		113,243	—
Right of use assets	8	122,800	—
Total non-current assets		112,736,043	—
Total assets		$212,949,904	$142,018,117

LIABILITIES
Current liabilities
Accounts payable		$259,701	$—
Accrued expenses and other current liabilities	9	1,309,098	1,104,812
Contract liabilities		3,863,262	415,020
Taxes payable	13	115,987	74,091
Loan from third party	10	4,645,463	—
Operating lease liabilities	8	40,775	—
Amount due to related parties	11	2,000,000	2,000,000
Total current liabilities		12,234,286	3,593,923

Non-current liabilities
Operating lease liabilities-non-current	8	63,965	—
Total non-current liabilities		63,965	—

Total liabilities		$12,298,251	$3,593,923

SHAREHOLDERS’ EQUITY:
Ordinary share ($0.0001 par value, 5,000,000,000 shares authorized, 720,880,603 and 438,336,843 shares issued, 719,714,720 and 437,170,960 shares outstanding as of September 30, 2024 and March 31,2024, respectively)	16	$72,088	$43,834
Additional paid-in capital		273,054,174	210,324,890
Treasury stock (1,165,883 shares as of September 30, 2024 and March 31,2024, respectively)	17	(3,988,370)	(3,988,370)
Accumulated deficit		(64,513,015)	(63,926,383)
Accumulated other comprehensive loss		(4,060,547)	(4,086,587)
Total shareholders’ equity		200,564,330	138,367,384
Non-controlling interest		87,323	56,810
Total equity		200,651,653	138,424,194

Total liabilities and shareholders’ equity		$212,949,904	$142,018,117

See notes to the unaudited condensed consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)

(Expressed in U.S. dollars, except for shares)

	For the Six Months Ended September 30,
	2024	2023
	USD	USD
REVENUES
Revenue	$6,935,950	$894,768
Tax and surcharges	(1,759)	(1,185)
Net Revenues	6,934,191	893,583

Cost of revenue	6,741,448	854,753

Gross Profit	192,743	38,830

OPERATING EXPENSE
General and administrative	733,457	2,354,678
Total Operating Expenses	733,457	2,354,678

LOSS FROM CONTINUING OPERATIONS	(540,714)	(2,315,848)

OTHER INCOME (EXPENSE)
Other income	30,781	9,508
Other expense	(3,997)	(85,759)
Exchange (loss) gain	7	(646,569)
Total Other Income (Expense), net	26,791	(722,820)

LOSS FROM CONTINUING OPERATION BEFORE INCOME TAXES	(513,923)	(3,038,668)

PROVISION FOR INCOME TAXES	38,907	24,869

NET LOSS FROM CONTINUING OPERATION	(552,830)	(3,063,537)
Net loss from discontinued operations, net of income taxes	—	(3,905)
Loss from disposal of discontinued operations, net of income taxes	—	(389,576)
Total loss from discontinued operations	—	(393,481)
NET LOSS	(552,830)	(3,457,018)
Less: net income attributable to non-controlling interest	33,802	639
NET LOSS ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	(586,632)	(3,457,657)

NET LOSS	(552,830)	(3,457,018)
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	26,040	(51,025)

COMPREHENSIVE LOSS	(526,790)	(3,508,043)
Less: comprehensive (loss) income attributable to non-controlling interest	(11,503)	(6,147)
COMPREHENSIVE LOSS ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	$(515,287)	$(3,501,896)

Net loss per share
Basic	$(0.00)	$(0.05)
Diluted	$(0.00)	$(0.05)

Weighted average shares
Basic	699,050,796	68,598,050
Diluted	699,050,796	68,598,050

See notes to the unaudited condensed consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in U.S. dollars, except share data)

							Accumulated
							Other
	Ordinary Shares		Additional	Treasury stock		Retained	Comprehensive	Non-
	Number of		Paid-in	Number of		Earnings	income(loss)	controlling
	Shares	Amount	Capital	Shares	Amount	(Deficit)	(Loss)	interest	Total
		USD	USD		USD	USD	USD	USD	USD
April 1, 2023	69,763,933	$6,977	$71,021,898	(1,165,883)	$(3,988,370)	$(54,467,600)	$(3,847,601)	$114,212	$8,839,516
Net (loss) income for the period	—	—	—	—	—	(3,457,657)	—	639	(3,457,018)
Foreign currency translation adjustment	—	—	—	—	—	—	(44,239)	(6,786)	(51,025)

September 30, 2023	69,763,933	$6,977	$71,021,898	(1,165,883)	$(3,988,370)	$(57,925,257)	$(3,891,840)	$108,065	$5,331,473

April 1, 2024	438,336,843	$43,834	$210,324,890	(1,165,883)	$(3,988,370)	$(63,926,383)	$(4,086,587)	$56,810	$138,424,194
Net (loss) income for the period	—	—	—	—	—	(586,632)	—	33,802	(552,830)
Private placement	220,000,050	22,000	62,546,014	—	—	—	—	—	62,568,014
Exercise of warrants	62,543,710	6,254	(6,254)	—	—	—	—	—	—
Business acquisition	—	—	189,524	—	—	—	—	8,214	197,738
Foreign currency translation adjustment	—	—	—	—	—	—	26,040	(11,503)	14,537

September 30, 2024	720,880,603	$72,088	$273,054,174	(1,165,883)	$(3,988,370)	$(64,513,015)	$(4,060,547)	$87,323	$200,651,653

See notes to the unaudited condensed consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except share data)

	For the Six Months Ended September 30,
	2024	2023
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continuing operation	$(552,830)	$(3,063,537)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Loss from disposal of discontinued operations	—	389,576
Depreciation and amortization	16,935	—
(Recovery of) provision for doubtful accounts	(50,000)	1,541,880
Reduction in the carrying amount of right-of-use assets	3,762	—
Changes in operating assets and liabilities:
Accounts receivable	(358,234)	327,186
Prepayments and other assets	(7,838,671)	(341,594)
Inventories	—	459,110
Accounts payable	259,701	—
Accrued expenses and other current liabilities	204,286	65,384
Operating lease liabilities	(21,822)
Contract liabilities	3,448,242	220,644
Taxes payable	41,896	(2,183)
Net cash used in continuing operations	(4,846,735)	(403,534)
Net cash provided by discontinued operations	—	645,869
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(4,846,735)	242,335

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid in connection with acquisition	(56,250,000)	—
Acquisitions of property, equipment and software	(130,178)	—
Cash received from loan repayments	—	1,528,918
Net cash (used in) provided by continuing operations	(56,380,178)	1,528,918
Net cash provided by discontinued operations	—	—
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(56,380,178)	1,528,918

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement	62,568,014	—
Loan from third parties	4,645,463	350,000
Net cash provided by continuing operations	67,213,477	350,000
Net cash provided by discontinued operations	—	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	67,213,477	350,000

EFFECT OF EXCHANGE RATE CHANGE ON CASH	206,752	185,605

NET INCREASE IN CASH	6,193,316	2,306,858

CASH AND CASH EQUIVALENTS - beginning of period	85,174,017	7,924,468
CASH AND CASH EQUIVALENTS - end of period	$91,367,333	$10,231,326
Less: cash and cash equivalents of discontinued operations at end of period	—	1,019,687
Cash and cash equivalents of continuing operations, at end of period	91,367,333	9,211,639

See notes to the unaudited condensed consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – BUSINESS DESCRIPTION

Organization and description of business

Akso Health Group, formerly known as Xiaobai Maimai Inc., is a limited company incorporated under the laws of the Cayman Islands on April 25, 2016. Akso Health Group (“Akso Health”), its subsidiaries, and consolidated variable interest entities (“VIEs”) (collectively the “Company”), previously operated an online Peer to Peer (“P2P”) marketplace business and micro-lending business in the People’s Republic of China (the “PRC”). Since May 2019, the Company has ceased to issue new loans through its micro-lending business and since October 2019, the Company has ceased to conduct its P2P business. On December 30, 2020, the Company completed the disposition transaction of its P2P business.

In May 2020, the Company launched its social e-commerce platform to offer high-quality and affordable branded products through collaboration with online and offline merchants. In addition, the Company is in the process of developing a new business as a cancer therapy and radiotherapy oncology service provider with operations in the U.S. The Company plans to open 2 vaccine research centers and 100 radiation oncology centers to be located on the east coast serving cancer patients in need of varying stages of treatment, including specialized radiation therapy centers for radiotherapy (RT), personalized consultation, conventional treatment planning, and other cancer related treatment services. On December 3, 2021, the shareholders approved the Company’s plan to change its name to “Akso Health Group”. In January 2022, three centers were established in US and the Company started its business of sales of medical devices in US market. In April 2022, the Company started its sales of medical devices in China market through its subsidiary Qingdao Akso Health Management Co., Ltd. In May 2023, the Company disposed its social E-commerce business and would focus on healthcare business in the future. In April 15, 2024, the Company, through its wholly owned subsidiary Tianjin Akso Enterprise Management Co., Ltd. acquired 50% equity interests in Tianjin Wangyi Cloud Technology Co., Ltd, and exploring its business in the field of clinic and Internet hospital, and at the end of June 2024, the Company acquired additional 25% equity interests of Tianjin Wangyi Cloud Technology Co., Ltd. from minority shareholders.

As of September 30, 2024, the Company’s principal subsidiaries are as follows:

Date of
	incorporation /	Place of	Percentage of
	acquisition	incorporation	legal ownership	Principal activities
Wholly owned subsidiaries
We Health Limited (“We Health”)	July 8, 2021	New York	100% held by the Company	Investment holding
We Healthy Limited (“We Healthy”)	December 15, 2021	Hong Kong	51% held by We Health	Investment holding
Akso Medi-care Limited (“Akso Medi-care”)	December 4, 2023	Hong Kong	100% held by the Company	Investment holding
Akso Remote Medical Consultation Center Inc. (“Akso Remote Medical”)	January 3, 2022	Wyoming	100% held by We Health	Provision of health treatment services
Akso Online MediTech Co., Ltd. (“Akso Online MediTech”)	January 4, 2022	Wyoming	100% held by We Health	Sales of medical devices
Akso First Health Treatment Center Inc. (“Akso First Health”)	January 4, 2022	Massachusetts	100% held by We Health	Provision of health treatment services
Tianjin Akso Enterprise Management Co., Limited. (“Tianjin Akso”)	January 16, 2024	PRC	100% held by Akso Medi-care	Provision of consultancy support and information service
Qindao Akso Health Management Co., Limited (“Qingdao Akso”)	January 26, 2022	PRC	100% held by We Healthy	Provision of health treatment services
Tianjin Wangyi Cloud Technology Co., Ltd. (“Tianjin Wangyi Cloud”)	April 15, 2024	PRC	75% held by Tianjin Akso	Provision of health treatment services
Tianjin Deyihui Internet Hospital Co., Ltd. (“Deyihui Hospital”)	April 15, 2024	PRC	100% held by Tianjin Wangyi Cloud	Provision of health treatment services
Tianjin Deyihui Clinic Co., Ltd. (“Deyihui Clinic”)	April 15, 2024	PRC	100% held by Tianjin Wangyi Cloud	Provision of health treatment services

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operating results. The results of operations for the six months ended September 30, 2024 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2024. Certain prior year balances in the consolidated statements of operations and comprehensive (loss) and cash flows have been reclassified to the current year’s presentation.

All consolidated financial statements and notes to the consolidated financial statements are presented in United States dollars (“US Dollar” or “US$” or “$”).

Basis of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, its consolidated VIEs and VIE’s subsidiaries for which the Company is the primary beneficiary. All inter-company transactions and balances have been eliminated upon consolidation.

Due to the disposal of the social E-commerce business, which represented a strategic shift and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the social E-commerce business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented. Assets and liabilities of the social E-commerce business were reclassified separately from other assets and liabilities of the Company on the consolidated balance sheets. Refer to Note 1 and Note 3.

Consolidated VIEs

VIE arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Company operates its marketplace and restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Company or onshore nominees of the Company (“Nominee Shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements cannot be unilaterally terminated by the Nominee Shareholders or the PRC domestic companies. As a result, the Company maintains the ability to control these PRC domestic companies and is entitled to substantially all of the economic benefits from these PRC domestic companies. Management concluded that these PRC domestic companies are VIEs of the Company, of which the Company is the ultimate primary beneficiary. As such, the Company consolidated financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the WFOE are further described below.

Exclusive Business Cooperation Agreements

The Exclusive Business Cooperation Agreements enable the WOFE to receive substantially all of the assets and business of the VIEs in the PRC. Under these Agreements, the WOFE has the exclusive right to provide the VIEs with comprehensive technical support, consulting services and other services during the term of these Agreements, including but not limited to software licensing; development, maintenance and update of software, network systems, hardware and database; technical support and training for employees; consultancy on technology and market information; business management consultation; marketing and promotion services, etc. The WOFE has the right to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services, the actual labor costs it incurs for providing the services and some other factors during the relevant period. This Agreements remain effective unless otherwise terminated in writing by WOFE.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements, each Shareholder of the VIEs agreed to pledge their equity interest in the VIEs to the WOFE to secure the performance of the VIEs’ obligations under the Exclusive Business Cooperation Agreements and any such agreements to be entered into in the future. Shareholders of the VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in the VIEs without the prior written consent of the WOFE. The Pledges became effective on such date when the pledge of the Equity Interest contemplated herein were registered with the relevant administration for industry and commerce (the “AIC”) and remain effective until all contract obligations have been fully performed and all secured indebtedness has been fully paid.

Exclusive Option Agreements

Pursuant to the Exclusive Option Agreements, each of the Shareholders of the VIE irrevocably grant the WOFE an irrevocable and exclusive right to purchase, or designate one or more persons (including individuals, corporations, partnerships, partners, enterprises, trusts or non-corporate organizations) to purchase the equity interests in the VIEs then held by such Shareholder of the VIEs once or at multiple times at any time in part or in whole at the WOFE’s sole and absolute discretion to the extent permitted by Chinese laws at the price of RMB 1 or at the price of the minimum amount of consideration permitted by the applicable PRC law at the time when such purchase occurs. These three Agreements remain effective until all equity interests held by the shareholders of the VIEs in the VIEs have been transferred or assigned to the WOFE and/or its designees.

Loan Agreements

Pursuant to the three Loan Agreements, the WOFE agreed to lend each of the Shareholders of VIEs a loan only to subscribe to the registered capital of the VIEs. The repayment of the loan shall be made by permitting the WOFE to execute its exclusive right to purchase shares from the shareholders of the VIEs under the Exclusive Option Agreement as the repayment is equivalent to the consideration of the purchased shares. The term of these loans is 10 years, which may be extended upon mutual written consent of all parties.

Power of Attorney

Each Shareholder of the VIEs, executed a Power of Attorney agreement with the WOFE and the VIEs, whereby Shareholders of the VIEs irrevocably appoint and constitute the WOFE as their attorney-in-fact to exercise on the shareholders’ behalf any and all rights that Shareholders of the VIEs have in respect of their equity interests in the VIEs. These three Power of Attorney documents remain irrevocable and continuously effective and valid as long as the original shareholders of the VIEs remain as the Shareholders of the VIEs.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with the PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

●	limit the Company’s business expansion in the PRC by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; and/or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in the PRC.

The Company’s ability to conduct its Online Marketplace business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their respective shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIEs.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The interests of the shareholders of VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as beneficial owners and directors of the VIEs, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIEs should they act to the detriment of the Company. The Company relies on certain current shareholders of the VIEs to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

In May 2023, the Company completed the disposal of its social E-commerce business, which was operated by the consolidated VIEs. As a result, the following financial statement amounts were included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income and assets/liabilities held for sale in consolidated balance sheet.

	For the Six Months Ended September 30,
	2024	2023
	USD	USD
Net revenues	—	698
Net loss	—	3,905

Uses of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include estimates and judgments applied in allocation of revenue with various performance obligations, allowance for accounts receivable valuation allowance for deferred tax assets, valuation of share-based compensation and allowance for loans receivable and other receivable.

Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurement or assumptions that market participants would use when pricing the asset or liability.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company follows the provisions of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, receivables, prepayments and other assets, loan principal and interest receivable, approximate their fair value based on the short-term maturity of these instruments. The Company did not transfer any assets or liabilities in or out of level 3 during the periods ended September 30, 2024 and March 31, 2024.

Discontinued Operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Included in the consolidated statements of operations and comprehensive (loss) income, result from discontinued operations have been reported separately from the income and expenses from continuing operations and prior periods have been presented on a reclassified comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Due to the disposal of the social E-commerce business, which represented a strategic shift and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the social E-commerce business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

In February 2022, the Company started its business in the US market for the sale of medical devices, and since the end of 2022, the Company started its sales of medical devices in China market. In May 2023, the Company disposed its social E-commerce business. Since April 2024, the Company, through its subsidiary in PRC, started its marketing promotion business in the industry of car insurance.

The Company presents value added taxes (“VAT”) as a reduction of revenues.

Revenues generated are accounted under Accounting Standards Update (ASU) 2014-09, “Revenue from contracts with Customers” (Topic 606). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Online marketplace services

●	Commission revenue

The commission services revenue primarily consists of commission fees charged to the online E-commerce marketplace for recommending users to purchase on their marketplaces, where the Company generally is acting as an agent and its performance obligation is to provide recommendation services for purchasing specified goods or services by those third-party sellers, is not responsible for fulfilling the promise to provide the specified goods or services, and does not have the ability to control the related shipping services when utilized by the third-party sellers. Upon successful sales, the Company will charge the online E-commerce companies a negotiated amount or a fixed rate commission fee based on the sales amount. Commission services revenues are recognized on a net basis at the point of receipt of products, net of a return allowance and incentives to consumers or channels.

In order to promote its online marketplace and attract more registered consumers, the Company at its own discretion offers incentives to consumers. Consumers are not customers of the Company, therefore incentives offered to consumers are not considered payments to customers. Such incentives offered to consumers were as a reward for purchasing by themselves or their sharing through our platform. Incentives provided to consumers are specific to any merchant and are recognized as a reduction of commission service revenue. For the six months ended September 30, 2024 and 2023, the total amount of incentives was nil and nil, respectively, which was included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

●	Sales of medical devices

Since February 2022, through its subsidiary Akso Online MediTech, the Company engaged in the sale of Covid-19 Antigen Rapid Tests in US market. Akso Online MediTech purchases medical devices in quantity and distributes products primarily to medical products dealers. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start the business.

Since April 2022, through its subsidiary Qingdao Akso engaged in the sales of medical devices such as cardioverter-defibrillators and anesthesia laryngoscope in the market of China. Qingdao Akso purchased devices in quantity and distributes products primarily to medical products dealers or end-users. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start the business.

●	Marketing promotion service

Since April 2024, through its subsidiary Tianjin Wangyi Cloud Technology Co., Ltd, the Company engaged in providing marketing promotion service to insurance broker agencies. By providing potential car insurance purchaser’s information to the insurance broker agencies, the Company earns commissions from those agencies upon the completion of information transfer. The commission fees are calculated on a fixed amount per car user based on the agreements with different insurance brokers. The marketing promotion services are considered as a single performance obligation, as the Company’s responsibility was only limited to provide the potential car users’ information to insurance broker agencies, regardless of whether those car users finally purchasing car insurance or not.

●	Disaggregation of revenue

For the six months ended September 30, 2024 and 2023, the revenue of the Company illustrated as below:

	For Six Months Ended September 30,
	2024	2023
	USD	USD
Revenue
Revenue from sales of medical devices	415,020	894,768
Revenue from marketing promotion service	6,520,930	—
Total revenues	6,935,950	894,768
Tax and surcharges	(1,759)	(1,185)
Net Revenues	6,934,191	893,583

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, unrestricted demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable and allowance for uncollectible accounts

Accounts receivable are mainly receivables from sales of medical devices business, which are stated at the historical carrying amount net of allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined that is not probable for the balance to be collected. Beginning on April 1, 2020, the Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model and use these as a basis to develop the Company’s expected loss estimates. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes a specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. As of September 30, 2024 and March 31, 2024, the allowance for uncollectible accounts receivable balance was US$ 7,720,556 and US$ 7,770,556, respectively. For the six months ended September 30, 2024 and 2024, the amount of allowance reversal was USD 50,000 and nil, respectively.

Inventories

Inventories are comprised of finished goods, which are defibrillators and anesthesia laryngoscope, and are stated at the lower of cost or net realizable value using first in first out (FIFO) method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. As of September 30, 2024 and March 31, 2024, the Company determined that no allowance was necessary.

Contract liabilities

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Impairment of long-lived assets

The carrying value of the long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment loss was recognized for the six months ended September 30, 2024 and 2023.

Advertising and promotion expenses

The Company recognizes its advertising and promotion expenses as sales and marketing expense. Advertising expenses represent expenses for placing advertisements on television, radio and in newspapers, as well as on internet websites and search engines. Advertising and promotion cost are expensed as incurred. For the six months ended September 30, 2024 and 2023, the advertising and promotion expense was nil and nil, respectively.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease

Upon the adoption of FASB ASC 842 on April 1, 2019 using the modified retrospective method, the Company determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities, in the Company’s consolidated balance sheets. The Company does not have any finance leases as of the adoption date or September 30, 2024.

ROU represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

For operating lease with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and comprehensive (loss). The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as single lease component.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of September 30, 2024 and March 31, 2024, the Company as a whole was one reporting unit.

Pursuant to ASC 350, the Company has an option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value based on discounted cash flow of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. The impairment charge would be recorded in the consolidated statements of income and comprehensive income.

Application of the goodwill impairment test requires judgment, including the determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company’s business, estimation of the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annually period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations (Note 16).

Treasury stock

Treasury stock represents ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired shares are recorded as treasury stock. The cost of treasury stock is transferred to “additional paid-in capital” when it is re-issued for the purpose of share options exercised and share awards.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Under this method, deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely that some portion or all of the net deferred tax asset will not be realized. For the six months ended September 30, 2024 and 2023, the Company provided a full valuation allowance on the net deferred tax assets.

The Company may be subject to challenges from taxing authorities regarding the amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions. Management determines whether the benefits of its tax positions are more-likely-than-not of being sustained upon audit based on the technical merits of the tax position. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024 and March 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Noncontrolling interests

Noncontrolling interest consists of 49% of the equity interest of We Healthy held by other investors and 25% the equity interests of Tianjin Wangyi Cloud Technology Co., Ltd. held by other investors. Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

As of September 30, 2024 and March 31, 2024, noncontrolling interest consist of the following:

	As of September 30,	As of March 31,
	2024	2024
	USD	USD
We Healthy	50,849	56,810
Tianjin Wangyi Cloud	36,474	—
Total	87,323	56,810

Earnings (loss) per share

The Company computes earnings per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires public companies with capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributed to ordinary shareholders divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Foreign currency translation

The reporting currency of the Company is the U.S. Dollar. The Company’s subsidiaries with operations in mainland China, the Hong Kong Special Administrative Region of the PRC (“Hong Kong” or “Hong Kong S.A.R.”), and the United States generally use their respective local currencies as their functional currencies. The Company’s financial statements have been translated into the reporting currency. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average exchange rate during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Transactions denominated in currencies other than functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in “other income (expense)” in the consolidated statements of operations and comprehensive income. The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that any RMB amounts could have been, or could be, converted, realized or settled into USD at the rates used in translation.

Spot exchange rates and average exchange rates were used in the translation of the condensed consolidated financial statements.

	For the Six Months Ended September 30,
	2024	2023
US Exchange Rate
Period-end RMB	7.0176	7.2960
Period average RMB	7.2023	7.1287

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents denominated in RMB amounted to US$10,714,969 and US$10,380,711  as of September 30, 2024 and March 31, 2024, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, accounts receivable, loan receivables, other receivables and prepayments and other assets. As of September 30, 2024, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located worldwide, including mainland China mainland, Hong Kong and Unite State. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank is covered by insurance with an upper limit of RMB 500,000 (approximately US$71,249) at each bank. As of September 30, 2024, the total amount not covered by issuance in the PRC was US$ 10,592,056. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately US$64,356) if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2024, no cash balance maintained at financial institutions in Hong Kong was subject to credit risk. In the US, the insurance coverage of each bank is $250,000. As of September 30, 2024, no cash balance maintained at financial institutions in US was subject to credit risk. If the financial institutions could become insolvent, the Company could lose some or all of the value of its investments. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Customer concentration risk

For the six months ended September 30, 2024, two customers accounted for 69.2% and 18.0% of the Company’s total revenues. For the six months ended September 30, 2023,  two customers accounted for 57.8% and 30.7% of the Company’s total revenues. As of September 30, 2024, two customers accounted for 69.2% and 29.6% of the Company’s accounts receivable. As of March 31, 2024, there was no customer of the Company that accounted for more than 10% of the Company’s carrying amount of account receivables as of March 31, 2024.

Vendor concentration risk

For the six months ended September 30, 2024, two vendors accounted for 75.9% and 18.1% of the Company’s marketing promotion business. For the six months ended September 30, 2023, one vendor accounted for 100% of the Company’s purchase of medical devices business. As of September 30, 2024, one vendor accounted for 100% of the Company’s accounts payable. There was no vendor of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts payable as of March 31, 2024.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) 2023-07 “Segment Reporting (Topic 280)”. The amendment in this ASU is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments also require a public entity to disclose the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. For a public entity with a single reportable segment, the ASU requires the entity to provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this ASU on January 1, 2024 and the adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company will adopt this ASU on January 1, 2025. The Company does not expect the adoption to have a material impact on the Company’s consolidated financial statements and related disclosures.

Note 3 – DISCONTINUED OPERATION

On December 16, 2020, Beijing Hexin Yongheng Technology Development Co., Ltd. (“Hexin Yongheng”), a wholly-owned subsidiary of the Company, Kuaishangche Automobile Leasing Co., Ltd. (“Kuaishangche”), a company not directly associated with the Company, Hexin E-Commerce Company Limited (“Hexin E-Commerce”), and individual shareholders of Hexin E-Commerce entered into an assignment and assumption agreement (the “Agreement”). Pursuant to the Agreement, Hexin Yongheng agreed to assign and transfer to Kuaishangche the control over Hexin E-Commerce, in exchange for cash consideration of RMB 5 million (US$726,781) (the “Disposition”). Upon the closing of the Disposition, Kuaishangche will become the primary beneficiary of and have control of Hexin E-Commerce, and as a result, assume all assets and liabilities of Hexin E-Commerce and subsidiaries owned or controlled by Hexin E-Commerce, excluding any rights, titles, interests or claims that Hexin E-Commerce may have in Wusu Hexin Yongheng Commercial and Trading Co., Ltd. (“Wusu Company”), shall remain as a consolidated variable interest entity of the Company. As a result of the Disposition, the Company will cease to conduct its P2P business and focus on developing and investing resources into its social e-commerce platform, Xaobai Maimai.

On May 10, 2023, Akso Health Group (the “Company” or the “Seller”), HX Asia Investment Limited, a British Virgin Islands company (“HX Asia”), HX China Investment Limited, a British Virgin Islands company (“HX China”), and Hexindai Hong Kong Limited, a Hong Kong company (“Hexindai” and together with HX Asia and HX China, the “Targets”), and Umbrella Capital Investment Co., Ltd, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Targets in exchange for cash consideration of US$215,000 (the “Purchase Price”). On May 19, 2023, the disposal was completed. As a result of the Disposition, the Company will cease to conduct its social E-commerce business and focus on developing and investing resources into its medical devices business.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with FASB ASC 205-20-45. The results of operations related to the discontinued operations for the six months ended September 30, 2023, were reported as income (loss) from discontinued operations.

The results of discontinued operations for the six months ended September 30, 2024 and 2023 are as follows:

	For the six months ended September 31,
	2024	2023
	USD	USD
Net Revenues	—	698
Operating costs and expenses	—	4,575
Loss from discontinued operations	—	(3,877)
Other income (expense), net	—	(28)
Loss before tax	—	(3,905)
Income tax provision	—	—
Net loss from discontinued operations, net of tax	—	(3,905)
Loss on sale of discontinued operations, net of taxes	—	(389,576)
Net loss from disposition subsidiaries	—	(393,481)

Note 4 – ACCOUNTS RECEIVABLE, NET

	As of	As of
	September 30, 2024	March 31, 2024
	USD	USD
Accounts receivable	8,128,790	7,770,556
Allowance for uncollectible accounts receivable	(7,720,556)	(7,770,556)
Accounts receivable, net	408,234	—

Note 5 – PREPAYMENTS AND OTHER ASSETS, NET

	As of	As of
	September 30, 2024	March 31, 2024
	USD	USD
Prepayments to suppliers and others	8,247,993	409,322
Less: allowance	(6,423)	(6,423)
Total prepayments and other assets, net	8,241,570	402,899

Note 6 – INVENTORIES

As of September 30, 2024 and March 31, 2024, inventory consisted of finished goods, which were medical devices such as cardioverter-defibrillators and anesthesia laryngoscope, valued at US$ 196,724 and US$ 191,201, respectively. The Company constantly monitors its potential obsolete products. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory as of September 30, 2024 and March 31, 2024, respectively.

Note 7 – PROVISIONAL GOODWILL

In March 2024, the Company, through Tianjin Akso Enterprise Management Co, Ltd., one of its subsidiaries in China, entered into Share Purchase Agreements (the “SPA”) with four non-affiliated individual shareholders (the “Sellers”) of Tianjin Wangyi Cloud Technology Co., Ltd (the “Target”). Pursuant to the SPA, the Company will acquire 50% of the equity interest in the Target held by the four Sellers, each of which held 12.5% equity interest, respectively. The total consideration for the transaction was US$75.0 million. As of March 31, 2024, the Company has paid US$56.25 million, which was recorded as prepaid consideration in the Company’s consolidated balance sheet.

In April 2024, the Company paid the remaining US$18.75 million consideration and the transaction was closed. After the acquisition, the Company has the right to decide the future strategy and key staff appointment, such acquisition is accounted for as business combination. Due to the complexity of the combination, the Company needs more time to obtain the relevant information needed to complete the acquisition-date measurements in time and the Purchase Price Allocation ("PPA") has not been finalized and may change, which is expected to be completed no later than April 15, 2025.

In June 2024, the Company, through its subsidiary, Tianjin Akso, acquired another 25% equity interest of Tianjin Wangyi Cloud from its non-controlling shareholders by paying a consideration of USD 37,500,000. As of September 30, 2024, the total consideration the Company paid was recorded as provisional goodwill in the Company’s consolidated balance sheet, which may change with the competition of the PPA.

Note 8 – RIGHT OF USE ASSETS AND OPERATING LEASE LIABILITIES

The Company’s operating leases primarily include leases for office space. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheets. For operating lease with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. As of September 30 2024, and March 31, 2024, the following tables shows ROU assets and lease liabilities, and the associated financial statement line items:

	As of September 30, 2024	As of March 31, 2024
Assets
Right of use assets	$122,800	$—

Liabilities
Operating lease liabilities-current	$40,775	$—
Operating lease liabilities-non-current	$63,965	$—

Weighted average remaining lease term (in years)	2.99	—
Weighted average discount rate (%)	3.35	—

Information related to operating lease activities for the years ended September 30, 2024 and 2023 are as follows:

	For Six Months Ended September 30,
	2024	2023
Operating lease expense
Amortization of right of use assets	3,419	—
Interest of lease liabilities	343	—
Total	3,762	—

Maturities of operating lease liabilities were as follows:

Twelve months ending September 30,	Lease liabilities
2025	$43,844
2026	43,844
2027	21,922
Total lease payments	109,610
Less: imputed interest	4,870
Total	$104,740

Note 9 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of	As of
	September 30, 2024	March 31, 2024
	USD	USD
Accrued payroll and benefits	1,293,307	1,092,629
Professional fees and other accrued expenses	15,791	2,733
Interest payable	—	9,450
	1,309,098	1,104,812

Note 10 – LOAN FROM THIRD PARTIES

From May to September 2024, the Company through its subsidiary, Tianjin Wangyi Cloud Technology Co., Ltd. entered into four loan agreements with a third party to borrow approximately a total of US$4.6 million (RMB 32.6 million) with an annual interest of nil. The loan terms were one year for each of the loans.

Note 11 – RELATED PARTY BALANCES AND TRANSACTIONS

On August 26, 2021, the Company entered into a loan agreement with Webao Limited, the majority shareholder of the Company, for a loan of US$2.0 million with a 0% annual interest rate. The loan term is 1 year. On August 26, 2022, both the Company and Webao Limited entered into a Deferred Repayment Agreement to extend the loan term one more year to August 27, 2023 and the annual interest rate remained 0%. On August 26, 2023, the loan agreement was extended one more year to August 27, 2024 and the annual interest rate remained 0%. On August 26, 2024, the loan agreement was extended one more year to August 27, 2025 and the annual interest rate remained 0%. As of September 30, 2024 and March 31, 2024, the balance of amount due to related parties was US$2.0 million, respectively.

Note 12 – EMPLOYEE BENEFITS

The Company has made the required employee benefit contributions in accordance with relevant rules and regulations in the PRC. Such contributions include funding for retirement insurance, unemployment insurance, medical insurance, work injury insurance and maternity insurance. The Company recorded the contributions in salary and employee charges at specified percentages of the salaries, bonuses and certain allowances of its employees, up to a maximum amount specified by the local government. The contributions made by the Company were US$ 8,562 and US$ 3,020 for the six months ended September 30, 2024 and 2023, respectively.

Note 13 – TAXES PAYABLE

	As of September 30, 2024	As of March 31, 2024
	USD	USD
Income taxes payable	132,747	92,816
Other taxes (recovery) payable	(16,760)	(18,725)
Total taxes payable	115,987	74,091

Note 14 – INCOME TAXES

Cayman Islands

Akso Health was incorporated in the Cayman Islands and is not subject to income taxes or capital gain under current laws of Cayman Islands.

Hong Kong

According to tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, since September1. 2018.under the two-tiered profits tax rate regime, the profits tax rate for the first HKD 2 million of assessable profits has been lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. We Healthy Limited was subject to Hong Kong profit tax for the half year ended September 30, 2024 presented as it had assessable profit during the period presented.

Note 14 – INCOME TAXES (Continued)

United States

The Company’s subsidiaries established in the U.S. are incorporated in the U.S. and is subject to both federal and state income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal, 6.5% for We Health established in New York, 0% for Akso Remote Medical and Akso Online MediTech established in Wyoming and 8% for Akso First Health established in Massachusetts. For the six months ended September 30, 2024, the Company had no taxable income in US.

PRC

The Company’s subsidiaries and VIEs established in the PRC are subject to the PRC statutory income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) law.

Note 15 – EARNINGS (LOSS) PER SHARE (“EPS” or “LPS”)

Basic EPS or LPS is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period. Diluted EPS is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. The following table details the outstanding shares for basic and diluted net earnings per share:

	For the Six Months Ended September 30,
	2024	2023
	USD	USD
Numerator:
Net (loss) income attributable to Akso Health Group’s shareholders	(586,632)	(3,457,657)

Denominator:
Weighted average number of ordinary shares outstanding-basic	699,050,796	68,598,050
Weighted average number of dilutive potential ordinary shares from share options	—	—
Weighted average number of ordinary shares outstanding-diluted	699,050,796	68,598,050
Basic (loss) earnings per common share	(0.00)	(0.05)
Diluted (loss) earnings per common share	(0.00)	(0.05)

Note 16 – SHAREHOLDERS’ EQUITY

Akso Health Group was established under the laws of the Cayman Islands on April 25, 2016. The authorized number of ordinary shares is 500,000,000 shares with par value of US$0.0001 each. On August 24, 2020, the Company amended the ratio of ADS representing its ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares. The change in the ADS ratio has the same effect as a one-for-three reverse ADS split. There was no change to our ordinary shares in connection with the change of the ADS ratio. On June 19, 2023, the Company increased its authorized shares from US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each to US$500,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.0001 by the creation of an additional 4,500,000,000 ordinary shares of a par value of US$0.0001.

On April 30, 2024, the Company’s authorized issued share capital is approved to change from US$500,000 divided into 5,000,000,000 ordinary shares, par value US$0.0001 each, to US$500,000 divided into 4,500,000,000 Class A ordinary shares, par value US$0.0001 each and 500,000,000 Class B ordinary shares, par value US$0.0001 each. And 7,980,800 issued and outstanding ordinary shares of the Company held by Webao Limited were re-designated and re-classified as Class B Ordinary Shares par value US$0.0001 each on a 1:1 basis and all other issued and outstanding Ordinary Shares as class A ordinary shares, par value US$0.0001 each (the “Class A Ordinary Shares”) on a 1:1 basis.

As of September 30, 2024 and March 31, 2024, the Company’s outstanding ordinary shares were 719,714,720 and 437,170,960, respectively.

Note 16 – SHAREHOLDERS’ EQUITY (Continued)

Private Placement

On August 9, 2021, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 6,340,000 units at a price of US$1.58 per unit, each unit consisting of three ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares with an initial exercise price of US$3.00, for an aggregate purchase price of approximately US$10.02 million (the “Offering”). On September 17, 2021, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$10.0 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $3.00, or for cash (the “Warrant Shares”). The Warrants may also be exercised on a cashless basis if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. During the year ended March 31, 2024, a total of 3,380,000 warrants (each warrant to purchase 3 ordinary shares) were exercised on cashless basis, resulting issuance of 7,098,000 ordinary shares.

On October 2, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 35,739,270 units at a price of US$0.391 per unit, each unit consisting of one ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Shares with an initial exercise price of US$0.48875, for an aggregate purchase price of approximately US$14.0 million (the “Offering”). On October 17, 2023, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$14.0 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $$0.48875, or approximately $1.47 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

On November 16, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 53,608,910 units at a price of US$0.423 per unit, each unit consisting of one ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Shares with an initial exercise price of US$0.52875, for an aggregate purchase price of approximately US$22.68 million (the “Offering”). On November 21, 2023, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$22.68 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.52875, or approximately $1.59 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

On January 17, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 160,826,730 units at a price of US$0.3317 per unit, each unit consisting of one ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Shares with an initial exercise price of US$0.4146, for an aggregate purchase price of approximately US$53.35 million (the “Offering”). On January 26, 2024, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$53.35 million from such Offering will be used by the Company for working capital and general corporate purposes.

Note 16 – SHAREHOLDERS’ EQUITY (Continued)

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.4146, or approximately $1.2438 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

On March 5, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell an aggregate of 37,100,000 of its American Depositary Shares (“ADSs”) representing 111,300,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), in a registered direct offering, and warrants (“Warrants”) to purchase 222,600,000 Ordinary Shares in a concurrent private placement for gross proceeds of approximately $49.34 million (the “Offering”).

The warrants are exercisable immediately as of the date of issuance at an exercise price of $0.4933 per ordinary share, or $1.48 per ADS and expire five years from the date of issuance. The purchase price for each ADS and the corresponding Warrants is $1.33. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed. The Company intended to use the net proceeds from the Offering for working capital and general corporate use. The Offering closed on March 7, 2024.

On June 27, 2024, the Company entered into a certain securities purchase agreement (the “June SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 220,000,050 units at a price of US$0.2844 per unit, each unit consisting of one Class A ordinary share of the Company, par value $0.0001 per share (“Share”) and three warrants to purchase one Share each with an initial exercise price of US$0.3555, for an aggregate purchase price of approximately US$62.6 million (the “June Offering”). On July 2, 2023, the June Offering was consummated when all the closing conditions of the June SPA were satisfied. The net proceeds of approximately US$62.6 million from the June Offering will be used by the Company for working capital and general corporate purposes.

On June 27, 2024, the Company entered into a certain securities purchase agreement (the “June SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 220,000,050 units at a price of US$0.2844 per unit, each unit consisting of one Class A ordinary share of the Company, par value $0.0001 per share (“Share”) and three warrants to purchase one Share each with an initial exercise price of US$0.3555, for an aggregate purchase price of approximately US$62.6 million (the “June Offering”). On July 2, 2023, the June Offering was consummated when all the closing conditions of the June SPA were satisfied. The net proceeds of approximately US$62.6 million from the June Offering will be used by the Company for working capital and general corporate purposes.

As the warrants contained in the placement above are indexed to the Company’s ordinary share (and otherwise meet the requirements to be classified in equity), the Company recorded the consideration received from the issuance of the Warrants as additional paid-in capital on the Company’s consolidated balance. The Company accounts for the warrants issued in connection with the private placement in accordance with the guidance contained in ASC 815-40. The Company’s management has examined the warrants and determined that these warrants qualify for equity treatment in the Company’s financial statements.

The warrants contained in the private placements above shall expire five years from its date of issuance. The warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar as transactions.

Note 16 – SHAREHOLDERS’ EQUITY (Continued)

Warrants

The Company accounts for the warrants issued in connection with the private placement in accordance with the guidance contained in ASC 815-40. The Company’s management has examined the warrants and determined that these warrants qualify for equity treatment in the Company’s financial statements.

As of September 30, 2024, the Company had 860,886,880 warrants outstanding to purchase 612,306,780 ordinary shares with weighted average exercise price of US$0.38 per warrant and remaining contractual lives of 4.7 year.

Following is a summary of the status of warrants outstanding and exercisable as of September 30, 2024:

	August 9, 2021 warrants	October 2, 2023 warrants	November 16, 2023 warrants	January 17, 2024 warrants	March 5, 2024 warrants	July 3, 2024 warrants	Total

March 31, 2023	6,340,000	-	-	-	-	-	6,340,000
Issued	-	35,739,270	53,608,910	160,826,730	37,100,000	-	287,274,910
Exercise	(3,380,000)	-	-	-	-	-	(3,380,000)
Expired	-	-	-	-	-	-	-
March 31, 2024	2,960,000	35,739,270	53,608,910	160,826,730	37,100,000	-	290,234,910
Issued	-	-	-	-	-	660,000,150	660,000,150
Exercise	-	(35,739,270)	(53,608,910)	-	-	-	(89,348,180)
Expired	-	-	-	-	-	-	-
September 30, 2024	2,960,000	-	-	160,826,730	37,100,000	660,000,150	860,886,880
Exercisable as of September 30, 2024	2,960,000	-	-	160,826,730	37,100,000	660,000,150	860,886,880

Note 17 – TREASURY STOCK

On December 10, 2018, the Company announced that its board of directors authorized a share repurchase program under which the Company may repurchase up to US$25 million of its ordinary shares in the form of American depositary shares (“ADS”) over the next 12 months. The Company repurchased an aggregate of 1,165,883 ADSs from the open market for a total consideration of US$3,988,370, which was recorded as treasury stock.

Note 18 – RESTRICTED NET ASSETS

Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. The restricted net assets consist of paid in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of September 30, 2024 and March 31, 2024, the restricted net assets that are not available for distribution amounted to approximately US$89.5 million and US$89.5 million, respectively, which was included in the additional paid-in capital on the consolidated balance sheets.

Statutory Reserve

Pursuant to the Company Law of the PRC, each of the PRC entities is required to appropriate 10% of its net income to the statutory reserve on an annual basis until the aggregated amount of the reserve reaches 50% of its registered capital. The statutory reserve is not distributable. Subject to the approval of the shareholders, the statutory reserve may be used to offset accumulated losses or converted into capital of the company. As of September 30, 2024 and March 31, 2024, the statutory reserves amounted to US$485,211 and US$485,211, which was included as retained earnings in the accompanying consolidated balance sheets.

Note 19 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company entered into several lease for office space located in Tianjin with terms ended September 2027. The Company’s minimum lease payment commitments under these operating leases as of June 30, 2024 are set forth in the “Note 8 - RIGHT OF USE ASSETS AND OPERATING LEASE LIABILITIES.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. As of September 30, 2024 and March 31, 2024, no such contingent liabilities are assessed as probable.

Note 20 – SUBSEQUENT EVENTS

The Company evaluated the subsequent event through the date of this report, and concluded that there are no material reportable subsequent events need to be disclosed other than the following.

On October 24, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 361,290,000 units (the “Units”), each Unit consisting of one Class A ordinary Share of the Company, par value $0.0001 per share (“Share”) and three warrants, each to purchase one Share (“Warrant”) with an initial exercise price of $0.461, or approximately $1.383 per American depositary share of the Company (“ADS”), at a price of $0.369 per Unit for an aggregate purchase price of approximately $133.32 million (the “Offering”). The net proceeds to the Company from such Offering shall be used by the Company for the expansion and development of its new healthcare services business. The Offering closed on November 4, 2024, upon the satisfaction of all of the closing conditions set forth in the SPA.